Ballard Power Systems Inc.

News Release

Ballard Power Systems
9000 Glenlyon Parkway
Burnaby BC V5J 5J8
Canada

Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

Ballard Signs Supply Agreement with Plug Power for Materials Handling Market

For Immediate Release – May 7, 2007

Vancouver, Canada – Ballard Power Systems today signed an initial two-year agreement with Plug Power Inc. (NASDAQ: PLUG) to supply fuel cell stacks for materials handling applications. This supply agreement follows Plug Power’s announcement, earlier today, of its acquisition of General Hydrogen Corporation, and replaces Ballard’s previous supply agreement with General Hydrogen. Plug Power also purchased Cellex Power Products, Inc. earlier this year. Both General Hydrogen and Cellex Power are Ballard customers in the materials handling market. Under this new agreement, Ballard will supply Plug Power with fuel cell stacks for all of Plug Power’s commercial sales in the materials handling market (including the requirements of Cellex Power and General Hydrogen) through April 2009.

“The strength that Ballard’s fuel cell technology has demonstrated in both Cellex Power and General Hydrogen products were contributing factors in our decision to enter the materials handling market,” said Dr. Roger Saillant, President and Chief Executive Officer, Plug Power. “The existing system designs of both acquired companies, built around the Ballard stack, provide an excellent springboard toward a full portfolio of lift truck power modules for maximum opportunity in the materials handling space.”

“Plug Power’s entry into the materials handling market validates the value potential of this near term market for fuel cell technology,” said Noordin Nanji, Ballard’s Chief Customer Officer. “Plug Power has significant experience developing low cost fuel cell systems, and has strong manufacturing capability and capacity. We look forward to a productive relationship as we produce reliable, low-cost fuel cell systems that will enable end users to dramatically reduce costs and increase the productivity of their operations.”

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) is recognized as a leader in the design, development, manufacture and sale of zero-emission fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

About Plug Power Inc.
Plug Power Inc. (NASDAQ: PLUG), an established leader in the development and deployment of clean, reliable, on-site energy products, currently integrates fuel cell technology into backup power products for telecommunications, utility and uninterruptible power supply applications. The Company is actively engaged with private and public customers in targeted markets, including the United States, Europe, Middle East, Russia, South Africa and South America. For more information about Plug Power, please visit http://www.plugpower.com.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

For further information, please call Rebecca Young or Michelle Cormack at 604-454-0900. Ballard, the Ballard logo, Power to Change the World and Mark 9 SSL are registered trademarks of Ballard Power Systems Inc.